                                              Filed Pursuant to Rule 424(b)(3)
                                                         File Number 333-60598

PROSPECTUS

                              ---------------------


                                 152,718 Shares

                                  CYGNUS, INC.

                                  Common Stock


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      All of the 152,718 shares of Cygnus, Inc. being offered hereby may be offered and sold at various times by the stockholders identified in this prospectus. This offering is not being underwritten, however, each of the selling stockholders may be deemed to be an "Underwriter," as defined under the Securities Act of 1933, as amended. Cygnus, Inc. will not receive any proceeds from any sale of shares by the selling stockholders under this prospectus.

      The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices. The selling stockholders may also sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. You should read the "Plan of Distribution" section beginning on page 15.

      Our common stock is quoted on the Nasdaq National Market under the symbol "CYGN." The closing share price of Cygnus, Inc. as reported on Nasdaq on June 11, 2001 was $9.40.

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


                   The date of this prospectus is June 18, 2001



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                                TABLE OF CONTENTS
PROSPECTUS SUMMARY.......................................................... 3

THE WARRANTS ISSUED TO THE SELLING STOCKHOLDERS............................. 5

RISK FACTORS................................................................ 5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................13

USE OF PROCEEDS.............................................................14

SELLING STOCKHOLDERS........................................................14

PLAN OF DISTRIBUTION........................................................15

LEGAL MATTERS...............................................................16

EXPERTS.....................................................................16

WHERE YOU CAN FIND MORE INFORMATION.........................................16

IMPORTANT INFORMATION INCORPORATED BY REFERENCE.............................17

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                               PROSPECTUS SUMMARY

      THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS", AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. ALL REFERENCES TO "WE," "US," "OUR," OR "CYGNUS" IN THIS PROSPECTUS MEAN CYGNUS, INC. ALL REFERENCES TO "CRIPPLE CREEK" REFER TO CRIPPLE CREEK SECURITIES, LLC AND ALL REFERENCES TO "REEDLAND" REFER TO REEDLAND CAPITAL PARTNERS, AN INSTITUTIONAL DIVISION OF FINANCIAL WEST GROUP.

      We are engaged in the development and manufacture of diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The first such device is a frequent, automatic and non-invasive glucose monitoring device, the GlucoWatch(R) biographer. On March 22, 2001, we received approval from the United States Food and Drug Administration (FDA) to commercially distribute our GlucoWatch biographer in the United States.

      In March 2001, we signed a U.S. Market Research Agreement with Lifescan, Inc., a Johnson & Johnson company, for the GlucoWatch biographer. Under the terms of the agreement, Lifescan will have exclusive access for a limited period of time to data from a pilot marketing program to be conducted in the U.S. by us for our GlucoWatch biographer. The agreement also calls for us to have exclusive access to any market research conducted by Lifescan relating to our GlucoWatch biographer. In addition, the agreement provides Lifescan a right of first refusal with respect to a Comprehensive Collaboration Agreement from the signing of the agreement to at least sixty days after market research data has been received by Lifescan. A Comprehensive Collaboration Agreement is defined in the agreement as one company providing all commercial functions necessary to market, sell, supply, distribute and support customers in the U.S. Neither party has any obligation to enter into a Comprehensive Collaboration Agreement.

      In March 2001, we established Cygnus International, Inc., a Delaware corporation and a wholly owned subsidiary of Cygnus, Inc., to manage general and administrative activities of our international operations.

      We believe that the number of people worldwide with diabetes is increasing. In the United States alone, we believe that more than 10 million people have been diagnosed with diabetes, with another six million having the condition but not yet diagnosed. Clinical studies sponsored by the United States National Institutes of Health (NIH) indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, most people with diabetes currently test their glucose levels less than half as often as recommended, resulting in limited information to make decisions that could better control glucose fluctuations. We believe this lack of information presents a significant unmet need for a new type of glucose monitoring device.

      To address this unmet need, our GlucoWatch biographer provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns of glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in health care facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. Following a three-hour warm-up period and calibration from a finger stick blood measurement, the device is capable of providing up to 36 non-invasive glucose measurements over 12 hours. The extracted glucose is collected in the AutoSensor, which is attached to the back of the biographer and replaced after 12 hours of measurements. The GlucoWatch biographer system (i.e., the biographer and AutoSensor) offers features such as alerts that indicate hypoglycemic and hyperglycemic conditions and event markers that record factors affecting glucose levels.

      It has been our priority to establish alliances to allow us to successfully develop, manufacture and commercialize the GlucoWatch biographer. We have already entered into several agreements, including the following:

      - a patent license agreement with The Regents of the University of California;

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      -     supply agreements relating to materials for our GlucoWatch biographer, including those with E.I. du Pont de Nemours and Company, Key Tronic Corporation and Hydrogel Design Systems, Inc.;

      - contract manufacturing agreements with Contract Manufacturing, Inc., now Corium International, for the consumable AutoSensor, and with Sanmina Corporation for the manufacture of the durable GlucoWatch biographer; and

      - an outsource logistics service contract with Livingston Healthcare Services, Inc. to provide receiving, storage, customer service, technical support and shipment in the United States, as well as logistics contracts with companies for the United Kingdom.

      In 1999, we applied to the FDA for approval to sell our GlucoWatch biographer. On December 6, 1999, our pre-market approval (PMA) application received a unanimous recommendation for approval, subject to conditions, from the FDA's Clinical Chemistry and Clinical Toxicology Devises Panel of the Medical Devices Advisory Committee. In May 2000, we received an approvable letter from the FDA for our GlucoWatch biographer wherein specific, final conditions relating to manufacturing, final printed labeling materials and post-market evaluations of certain aspects of product performance were set forth.

      On March 22, 2001, the FDA granted approval for us to market and commercially distribute our GlucoWatch biographer in the United States as a prescription device for adults (18 years and older). As previously indicated in the approvable letter, post-market evaluation studies on certain topics are required after we begin selling. We are introducing the GlucoWatch biographer in the United States initially on a limited basis to a small number of patients selected by designated physicians for a pilot marketing program. We are conducting this program to learn more about patients' and caregivers' firsthand experiences with the GlucoWatch biographer. To support that effort, comprehensive training materials and curricula have been completed and distributed to physicians and health care professionals. In addition, new clinical research trials will be started to potentially expand the indications for the GlucoWatch biographer, including its use with gestational diabetes. We have begun clinical trials with children and adolescents (ages 7-17). We also have begun outcome studies designed to demonstrate the benefits of our GlucoWatch biographer, collecting information that can become part of efforts to secure reimbursement from managed care organizations. We have initiated professional education programs to introduce our technology to physicians and other diabetes health care professionals.

      It was in mid-1998 that we established the product specifications and manufacturing processes for the GlucoWatch biographer system that have been approved by the FDA. Since that time, we have developed, and continue to develop, a number of enhancements to the GlucoWatch biographer's performance and user convenience, and are developing a future product utilizing communication by radio frequency. Additionally, we are working on equipment and processes for improving manufacturing capacity and reducing manufacturing costs. Before we can make the GlucoWatch biographer broadly available, we must qualify and validate our large-scale production equipment and processes. We will submit some of these product and manufacturing enhancements to the FDA by supplementing our existing PMA application.

      In 1999, we first received a CE Certificate for the GlucoWatch biographer system, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. In the fourth quarter of 2000, we shipped our first commercial GlucoWatch biographers to the United Kingdom and are continuing sales therein.

      We have a limited operating history and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future. At March 31, 2001, our accumulated deficit and net capital deficiency were approximately $220.8 million and $16.9 million, respectively. We have no experience developing, manufacturing, or commercializing diagnostic products, and there have been no sales of our GlucoWatch biographer in the United States to date.

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      Our headquarters are located at 400 Penobscot Drive, Redwood City,
California 94063 and our telephone number is 650-369-4300.

                 THE WARRANTS ISSUED TO THE SELLING STOCKHOLDERS

      On June 30, 1999, Cygnus entered into a Structured Equity Line Flexible Financing Agreement with Cripple Creek Securities, LLC. Cygnus and Cripple Creek also concurrently entered into a Registration Rights Agreement. Pursuant to the equity line agreement, Cripple Creek received warrants, on an annual basis, to purchase shares of Cygnus' common stock. The warrants were issued in series, each having a five year term. The exercise price and number of shares underlying each warrant were determined by the following formula, as mutually agreed by the parties: We issued a warrant with respect to each closing under the equity line agreement during the calendar year 2000 for a number of shares equal to 1% of the total proceeds received by us in such closing, and having an exercise price equal to 120% of the per share price paid to us in such closing. For the calendar year 2000, Cygnus issued to Cripple Creek, in May 2001, warrants to purchase 141,540 common shares. Under the terms of the Registration Rights Agreement, Cygnus agreed to register the re-sale of shares that Cripple Creek will acquire upon exercise of these warrants.

      On May 20, 1999, Cygnus entered into an engagement agreement with Reedland Capital Partners, an Institutional Division of Financial West Group, whereby Reedland would act as Cygnus' exclusive placement agent in connection with the private placement of equity and convertible debt securities of Cygnus. Under this engagement agreement, as amended in May 2000, Reedland is entitled to receive warrants to purchase Cygnus common shares based generally upon the gross proceeds received by Cygnus under the equity line agreement in the previous calendar year. The warrants will each have a five year term and the exercise price of the warrants is determined using formulas set forth in the engagement agreement. With respect to the calendar year 2000, Cygnus issued to Reedland, in May 2001, warrants to purchase 11,178 common shares. Under the terms of the engagement agreement, Cygnus also agreed to register the re-sale of shares that Reedland will acquire upon exercise of these warrants.

      Cripple Creek Securities, LLC and Reedland Capital Partners, an Institutional Division of Financial West Group, are referred to herein this Prospectus as the "Selling Stockholder" or "Selling Stockholders." This Prospectus covers the re-sale of shares of Cygnus' common stock that will be issued to the selling stockholders upon exercise of their respective warrants. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. We have not authorized anyone to provide you with information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations.

                                  RISK FACTORS

      In determining whether to invest in the common stock, you should carefully consider the information below in addition to all other information provided to you in this prospectus, including the information incorporated by reference in this prospectus.

      WE MAY NOT CONTINUE TO RECEIVE REGULATORY APPROVAL ON OUR PRODUCTS FROM THE FOOD AND DRUG ADMINISTRATION AND/OR FOREIGN AGENCIES. IF WE DO NOT RECEIVE REGULATORY APPROVAL, WE WILL NOT BE ABLE TO SELL OUR PRODUCTS OR GENERATE REVENUE IN THAT JURISDICTION.

      The design, manufacturing, labeling, distribution and marketing of our products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory clearance or approvals is lengthy, expensive and uncertain. The FDA may not approve enhancements and possible manufacturing changes to the GlucoWatch biographer or it may require us to file one or more new pre-market approval applications rather than allowing us to use a supplement to our existing pre-market approval application, which was approved in March 2001. In addition, a delay in such FDA approval could substantially delay introduction of product enhancements and our ability to cost-effectively manufacture large quantities of the consumable component of our GlucoWatch biographer. Regulatory requirements and procedures also vary on a country-by-country basis, and we may not be able to obtain regulatory approval in foreign countries.

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      Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which any such products could be marketed.

      A medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of our potential products. We are also subject to federal, state and local regulations regarding workplace safety, environmental protection and hazardous material controls, among others.

      In order for us to market our products in foreign jurisdictions, we and any of our distributors and agents must obtain required regulatory registrations or approvals and otherwise comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. Specifically, certain foreign regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. Failure to receive foreign regulatory approvals could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will obtain required regulatory registrations or approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals or future loss of previously obtained registrations or approvals could have a material adverse effect on our business, financial condition and results of operations.

      OUR PRODUCT PIPELINE IS SEVERELY LIMITED, SO THE FAILURE OF ANY ONE PRODUCT COULD RESULT IN THE FAILURE OF OUR ENTIRE BUSINESS.

      In 1999, we sold substantially all of the assets of our drug delivery business segment to Ortho-McNeil Pharmaceutical, Inc. and terminated our remaining drug delivery projects. We are now exclusively focused on diagnostic medical devices and initially on a line of frequent, automatic and non-invasive glucose monitoring devices. A narrow range of products subjects us to the risk of not having alternative sources of revenue if we are unable to commercialize our narrow line of products. We may not be successful with a non-diversified line of products. A failure of our initial product, the GlucoWatch biographer, could cut off our only potential source of revenue and result in the failure of our entire business, as could the failure of any of our future products.

      For Cygnus to be successful, we will need to continue to develop glucose monitoring products that address the needs of people with diabetes. Enhanced glucose monitoring products based on our technologies are currently under development. In addition, we will be evaluating new products outside of the glucose monitoring field that can utilize our diagnostic technologies. These products will require significant additional development and investment, including preclinical and clinical testing, prior to their commercialization. From time to time, we have experienced delays or setbacks in the development of certain of our products. For example, in the past, we experienced development delays in the miniaturization of the GlucoWatch biographer. There can be no assurance that we will be able to successfully address problems that may arise during the development and commercialization process. In addition, there can be no assurance that GlucoWatch biographer enhancements or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at a reasonable cost, be marketed successfully or achieve market acceptance. If any of our development programs are not successfully completed, required regulatory approvals or clearances are not obtained or products for which approvals or clearances are obtained are not commercially successful, our business, financial condition and results of operations could be materially adversely affected.

      Our business is subject to the risks inherent in the development of new products using new technologies and approaches. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that we will be able to successfully address technological challenges we encounter in our research and development programs or that we will be able to develop commercially feasible products.

      WE DO NOT HAVE MEDICAL DEVICE MARKETING, DISTRIBUTION, MANUFACTURING OR SALES EXPERIENCE. IF WE ARE UNABLE TO MAKE SATISFACTORY ARRANGEMENTS FOR EACH OF THESE, WE MAY BE UNABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

      We may have problems in manufacturing, commercial scale-up, marketing or distribution of our GlucoWatch biographer. We do not have any experience in any of these areas in the medical device field. To successfully market, distribute, manufacture and sell the GlucoWatch biographer and our other glucose monitoring products under development, we must either develop these capabilities ourselves or enter into arrangements with third parties. We may not succeed in either course of action. If we attempt to develop our own capabilities, we will incur significant start-up expenses and we will compete with other companies that have experienced and well-funded operations. If we enter into arrangements with third parties, any revenues we receive will depend on the third party, and we will likely have to pay fees, sales commissions or similar amounts. If we are unable to make satisfactory arrangements, we may be unable to successfully commercialize our products or may experience delays in commercialization.

      Our GlucoWatch biographer has been manufactured for commercial sale on a limited basis, and we have no experience manufacturing the volumes that would be necessary for us to achieve significant commercial sales. To successfully commercialize the GlucoWatch biographer, we will have to manufacture the device in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product performance, quality and acceptable manufacturing costs. There can be no assurance that we will be able to establish and maintain reliable, full-scale manufacturing of the GlucoWatch biographer at commercially reasonable prices. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance, and shortages of personnel. In addition, manufacturing facilities will be subject to extensive regulations, including international quality standards and other regulatory requirements. Difficulties encountered in manufacturing scale-up or failure by us to implement and maintain manufacturing facilities in accordance with international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on our business, financial condition and results of operations.

      In the past, we have experienced these problems in scaling up our transdermal drug delivery products for commercial launch. There can be no assurance that similar problems will not be encountered in the future with our new diagnostic devices. In addition, there can be no assurance that we will be able to achieve and maintain product performance, quality and reliability if and when we are able to produce our GlucoWatch biographer in the quantities required for commercialization, or that the GlucoWatch biographer will be able to be manufactured and assembled at an acceptable cost.

      WE MAY NEED TO RELY ON AGREEMENTS WITH THIRD PARTIES IN ORDER TO COMMERCIALIZE OUR PRODUCTS ON A WORLDWIDE BASIS. IF WE ARE UNABLE TO SECURE THESE NECESSARY AGREEMENTS, WE MAY NOT BE ABLE TO SELL OUR PRODUCTS OR GENERATE REVENUE.

      One of our priorities is to establish alliances to secure commercialization functions worldwide for the GlucoWatch biographer, such as distribution, sales and customer service. We do not currently have any marketing or distribution agreements in the United States for the GlucoWatch biographer other than an agreement with Livingston Healthcare Services to provide receiving, storage, customer service, technical support and shipment services as well as an agreement with Lifescan, Inc. relating to our pilot marketing program in the United States. We do not have a worldwide commercialization partner. Our agreement with Yamanouchi to commercialize the GlucoWatch biographer in Japan was terminated in October 2000. We may never enter into an agreement with a worldwide commercialization partner. Even if we obtain a worldwide commercialization partner, we may not do so until after the FDA approves our large-scale manufacturing process.

      We are currently outsourcing capabilities for launch without a worldwide commercialization alliance. We may not be able to outsource some commercialization capabilities in time for a broad launch. Third parties performing these outsourced capabilities may, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products. If a third party terminates an arrangement, cannot fund or otherwise

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satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party. If we were unable to find a replacement third party, we might not be able to perform or fund the activities of the current third party, or our capital requirements could increase substantially.

      WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE. IF ADEQUATE FUNDS ARE NOT AVAILABLE OR ARE NOT AVAILABLE ON ACCEPTABLE TERMS, WE MAY BE UNABLE TO DEVELOP OR ENHANCE OUR PRODUCTS, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES, WHICH COULD NEGATIVELY IMPACT OUR PRODUCT COMMERCIALIZATION.

      In order to continue to develop our diagnostic products line, we will require substantial resources to conduct research and development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. Although we currently have two financing instruments in place, we may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements. Any additional equity financings will dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with commercialization partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves. The amounts and timing of future expenditures will depend on progress of ongoing research and development, results of clinical trials, rates at which operating losses are incurred, executing possible commercialization agreements, developing our products, manufacturing the GlucoWatch biographer, the FDA regulatory process, and other factors, many of which are beyond our control.

      WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT. IF WE CANNOT PAY AMOUNTS DUE UNDER OUR DEBT OBLIGATIONS, WE MAY NEED TO REFINANCE ALL OR A PORTION OF OUR EXISTING DEBT, SELL ALL OR A PORTION OF OUR ASSETS OR SELL EQUITY SECURITIES.

      As of March 31, 2001, we had indebtedness of approximately $44.8 million, of which $7.9 million is scheduled to become due and payable in 2001. The degree to which we are leveraged could limit our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we may not continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets, or sell equity securities. We may not successfully complete any of these courses of action. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock, if any.

      WE HAVE INCURRED SUBSTANTIAL LOSSES, HAVE A HISTORY OF OPERATING LOSSES, HAVE AN ACCUMULATED DEFICIT AND EXPECT CONTINUED OPERATING LOSSES.

      We reported a net loss from continuing operations of $32.0 million for the year ended December 31, 2000 and have experienced annual operating losses since our inception. Our accumulated deficit was $220.8 million as of March 31, 2001. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch biographer. We may never generate significant revenues or achieve profitability. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been

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derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our discontinued operations. If we obtain regulatory approvals, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures will precede commercial revenues, if any.

      OUR STOCK PRICE IS VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL CYGNUS SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

      The market price for shares of our common stock has been highly volatile. The following factors may have a significant impact on the market price of Cygnus' common stock:

            - the results of clinical trials for our products or products of our competitors,
            -     announcements of technological innovations,
            -     commencement or termination of strategic relationships,
            -     new product introductions by us or our competitors,
            -     regulatory approvals or delays,
            -     changes in securities analysts' recommendations,
            - developments relating to our patent or proprietary rights or those of our competitors, and
            -     period-to-period fluctuations in financial results.

      In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years and even in recent months that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may discourage investors from purchasing our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs to us and divert management's attention and resources from developing and commercializing the GlucoWatch biographer.

      OWNERSHIP DILUTION CAUSED BY THE ISSUANCE OF SHARES UNDER THE EQUITY LINE AGREEMENT OR BY ADDITIONAL SHARES OF OUR COMMON STOCK BECOMING AVAILABLE FOR SALE IN THE FUTURE COULD LOWER OUR STOCK PRICE. IF OUR STOCK PRICE DECLINES, YOU MAY NOT BE ABLE TO RESELL OUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

      Under an equity line agreement with Cripple Creek Securities, LLC, we may sell shares to Cripple Creek over discrete investment periods of thirty, sixty or ninety days at a time or any other time period agreed to by the parties. For example, assuming a thirty day investment period, we may sell up to $4 million of common stock and Cripple Creek may exercise its option to purchase up to an additional $3 million of common stock over the same thirty day period. The total number of shares that may be issued under the equity line depends on the market price of our common stock at the time that the shares are sold and whether we choose to sell shares, and the number of shares we choose to sell. The following table illustrates hypothetically the effect of variations in the market price in our common stock and resulting variations in sales prices to Cripple Creek, on the number of shares issued in a hypothetical thirty day investment period, assuming that we choose to sell the maximum number of shares permitted under the equity line. This table illustrates hypothetically how the ownership dilution resulting from the sale of the maximum number of shares available under the equity line increases as the market value of our common stock declines.


              PRICE PER SHARE         NUMBER OF SHARES ISSUED
              ---------------         -----------------------
                                           (thirty days)
                    $15                       466,667

                    $10                       700,000

                     $5                     1,400,000

      Our decision to choose to sell all possible shares under the equity line would be influenced by whether it is in the best interests of our stockholders to sell at lower market prices, given our financing requirements and access to alternative sources of financing. We expect to satisfy substantially all of our expected financing needs during 2001 through sales of common stock under the equity line.

      Under the current equity line agreement, we have also agreed to issue warrants to Cripple Creek to purchase shares in an amount equal to 10 percent of the number of shares issued under the equity line in any given year. The warrants will be issued after the end of each calendar year. The warrants are exercisable for five years from the date they are issued at an exercise price based on the weighted average prices at which shares were sold during the preceding calendar year.

      IF OUR STOCK TRADES BELOW $5 PER SHARE FOR 30 CONSECUTIVE TRADING DAYS, OUR SHARES COULD BE DE-LISTED FROM THE NASDAQ STOCK MARKET. IF OUR SHARES ARE DE-LISTED, OUR STOCKHOLDERS MAY EXPERIENCE SUBSTANTIALLY DECREASED LIQUIDITY IN THEIR SHARES, AND THE OUTSTANDING AMOUNTS UNDER OUR CONVERTIBLE DEBENTURES COULD BECOME IMMEDIATELY DUE AND PAYABLE.

      Our stock is currently traded on the Nasdaq Stock Market. Nasdaq requires companies, such as ours, without at least $4 million in net tangible assets, to maintain a minimum closing bid of $5 per share for 30 consecutive business days for continued listing. A company whose stock does not meet this criterion may be put on probationary notice. If, after probationary notice, such a stock has not maintained a $5 bid price for 10 consecutive trading days over the next 90 days, Nasdaq may institute de-listing proceedings. In the event Nasdaq were to institute de-listing procedures on our stock, we plan to explore the possibility of a reverse stock split to maintain our listing. If our stock is de-listed from the Nasdaq Stock Market, our stockholders would find it more difficult to dispose of their shares, or obtain accurate quotations as to their market value, and the market price of our stock would likely decline further.

      Additionally, under the terms of our convertible debentures, we are required to maintain our listing with Nasdaq. As of March 31, 2001, we have outstanding convertible debentures in the amount of $19.6 million including accrued interest. In the event our shares are de-listed, the holders could assert that a default has occurred. A default would result in all outstanding principal and interest becoming immediately due and payable. Payment of these amounts would require us to obtain alternative financing, which may not be available on acceptable terms, if at all.

      INTENSE COMPETITION IN THE MARKET FOR GLUCOSE DIAGNOSTIC PRODUCTS COULD PREVENT US FROM INCREASING OR SUSTAINING OUR REVENUE AND PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

      The medical device industry, particularly the market in which we will offer the GlucoWatch biographer, is intensely competitive and we will compete with other providers of personal glucose biographers. Currently the market is dominated by finger stick blood glucose monitoring products sold by a few major companies. These companies have established products and distribution channels. Finger stick glucose monitoring presents a number of barriers to generating more frequent blood glucose measurements, including the pain of repetitive finger sticking and the disruption of normal activities, as often people with diabetes do not want to go through the finger stick process in public. Several companies are developing alternative invasive, semi-invasive, minimally invasive or non-invasive methods to monitor glucose levels in a less painful or painless manner, as well as on a continuous or continual basis. Companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein. Another technology that some companies are pursuing is the use of infrared spectroscopy, which uses radiation to measure glucose levels. We are not aware of any products under development that offer the range of potential benefits of the GlucoWatch biographer. However, there can be no assurance that other products will not be more accepted in the marketplace than the GlucoWatch biographer or will not render our devices noncompetitive or obsolete. Additionally, the GlucoWatch biographer or our other enhanced products under development may fail to replace any currently used devices or systems. A number of companies have developed or are seeking to develop new drugs to treat diabetes that could reduce demand for glucose monitoring systems. In addition, many of our competitors and potential competitors have substantially greater resources, research and development staffs and facilities than we do and have significantly greater experience in developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could also result in price reductions for glucose monitoring devices such that we may not be able to sell the GlucoWatch biographer at a price level adequate for us to realize a return on our investment.

      IF THE MARKET DOES NOT ACCEPT OUR NEW TYPE OF PRODUCTS, WE MAY NOT GENERATE REVENUES AND ACHIEVE OR SUSTAIN PROFITABILITY.

      We are focusing our efforts predominantly on a line of frequent, automatic and non-invasive glucose monitoring devices. The market may not accept our products, given that they are different from the established finger stick glucose monitors currently on the market. Additionally, some of our competitors have announced, and others may be developing, new glucose monitoring devices that are frequent, automatic and less invasive. The introduction of competing products may decrease our future market sales.

      IF THIRD PARTIES DO NOT REIMBURSE THE COSTS OF OUR MEDICAL DEVICES, PATIENTS, HOSPITALS AND PHYSICIANS MAY DECIDE NOT TO USE OUR PRODUCTS, DIMINISHING OUR PRODUCT SALES.

      Successful commercialization of our products may depend in part on the availability of reimbursement from third-party health care payers, such as private insurance plans and the government. There can be no assurance that such reimbursement will be available. We plan to conduct outcome studies for reimbursement; however, reimbursement may not be available in a sufficient time frame. Third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. Adequate levels of reimbursement may not be available to enable us to achieve market acceptance of the GlucoWatch biographer or other new products under development or to maintain price levels sufficient to realize an appropriate return on our investment. In the United States and foreign countries, the period of time needed to obtain such reimbursement can be lengthy. We may delay the launch of our products in some countries until we have established our eligibility for reimbursement. This delay could potentially harm our business.

      WE DEPEND ON THIRD-PARTY SUPPLIERS. ANY INTERRUPTION IN THE SUPPLY OF SYSTEM COMPONENTS OR THE PRICING OF THESE COMPONENTS COULD PREVENT US FROM MANUFACTURING OUR PRODUCTS.

      The GlucoWatch biographer is manufactured from components purchased from outside suppliers, most of whom are our single source for such components. In the event that we are unable, for whatever reason, to obtain these components from our suppliers or that the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, in the event a current supplier is unable to meet our component requirements, we might not be able to rapidly find another supplier of the particular component or an alternative supply at the same price or lead time. An interruption in the supply of the GlucoWatch biographer components or excessive pricing of these components could prevent us from manufacturing our products.

      WE DEPEND ON PROPRIETARY TECHNOLOGY. IF WE FAIL TO OBTAIN PATENT PROTECTION FOR OUR PRODUCTS, PRESERVE OUR TRADE SECRETS AND OPERATE WITHOUT INFRINGING UPON THE PROPRIETARY RIGHTS OF OTHERS, WE MAY NOT GENERATE PROFITS.

      Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Currently, most patent applications in the United States are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we may not have been the first to file patent applications on our inventions or we may have infringed upon third-party patents. Our patent applications may fail to issue any patents. Any patents that are issued may not provide competitive advantages for our products or may be challenged or circumvented by our competitors. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees, suppliers and consultants. These agreements could be breached, and we might not have adequate remedies for any breach. Additionally, our trade secrets could otherwise become known or be independently developed by our competitors. Any litigation, in the United States or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expenses to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how, as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products.

      WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE SOME TECHNOLOGIES IN THE FUTURE.

      The design, development, manufacture and use of our medical products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We may become subject to product liability claims, our current insurance may not cover any claims, and adequate insurance may not be available on acceptable terms in the future. We could be held liable for damages in excess of the limits of our insurance coverage, and any claim or product recall could create significant adverse publicity.

      THE COMPETITION FOR QUALIFIED PERSONNEL IS PARTICULARLY INTENSE IN OUR INDUSTRY AND IN NORTHERN CALIFORNIA. IF WE ARE UNABLE TO RETAIN OR HIRE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS.

      Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key scientific, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified personnel in these areas. We face intense competition for such personnel, and we may not be able to attract and retain these individuals. We compete with numerous pharmaceutical and health care companies, as well as universities and nonprofit research organizations in the highly competitive northern California business area. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could prevent us from sustaining or growing our business. Our success will depend in large part on the continued services of our scientific, managerial and manufacturing personnel. There can be no assurance that we will continue to be able to attract and retain sufficient qualified personnel.

      WE DO NOT PAY DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS IN THE FUTURE, SO ANY SHORT TERM RETURN ON YOUR INVESTMENT WILL DEPEND ON THE MARKET PRICE OF OUR SHARES.

      We have never declared or paid cash dividends on our common stock. Our current bank term loan agreement precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future. Any short term return on your investment will depend only on the market price of our shares.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under "Cygnus, Inc." and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

      - our ability to manufacture and commercially scale-up the GlucoWatch biographer;

      -     plans for commercialization alliances;

      - our ability to achieve market acceptance of the GlucoWatch biographer; and

      - plans for enhancements and possible manufacturing changes through the pre-market approval supplement process.

      In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

      The table below sets forth the following information:

-     the name of each selling stockholder;

- the nature of any material relationship the selling stockholder has had with Cygnus in the past three years;

-     the number of shares each selling stockholder beneficially owns;

- the number of shares the selling stockholders may resell under this prospectus; and

- the number of shares each selling stockholder would own, assuming that each selling stockholder sells all of the shares it may sell under this prospectus.

      Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders. Except as otherwise indicated, we believe that the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by them, subject to community property laws where applicable.

      The actual number of shares of common stock offered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares that may be issued or issuable:

-     upon exercise of the warrants or adjustment mechanisms in the warrants; or

- by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933.


                               Shares Beneficially                            Shares Beneficially
                                Owned Prior to the   Shares Offered by this     Owned After the
                                   Offering               Prospectus              Offering
                                ------------------   ----------------------   -------------------
Cripple Creek Securities,            236,540                 141,540              95,000
LLC(1)
Reedland Capital Partners, an         61,178                  11,178              50,000
Institutional Division of
Financial West Group (2)

(1) Jeffrey E. Devers is the sole managing member of Cripple Creek Securities, LLC. Mr. Devers also may be deemed to control The Palladin Group, L.P. and Palladin Asset Management LLC, which act as investment advisors and managers for various client accounts. Those accounts hold an aggregate of approximately $19.2 million in principal amount and accrued interest of the Company's 8.5% Convertible Debentures Due June 29, 2004 and September 29, 2004 and warrants to purchase approximately 745,207 shares. Subject to limits on the holders' right to convert, the debentures are convertible into a total of approximately 1.5 million shares of our common stock. Mr. Devers disclaims beneficial ownership of such shares. Cripple Creek has been and currently is an underwriter of Cygnus' common stock in connection with the issuance of shares under equity line agreements with Cygnus dating back to June 1999.

(2) Represents shares underlying placement agent Warrants. Reedland acted as Cygnus' exclusive placement agent with respect to issuances under the equity line agreements with Cripple Creek through June 20, 2001.

      The shares to be sold by the selling stockholders will be issued in connection with the exercise of warrants that have previously been issued to the selling stockholders. As of the date of this prospectus, it is believed that none of the above selling stockholders will own one percent or more of Cygnus' common stock after the completion of this offering.

                              PLAN OF DISTRIBUTION

      The selling stockholders may, from time to time, sell all or a portion of the shares by one or more of the following methods:

- on the Nasdaq National Market, or such other exchange on which Cygnus' common stock may from time to time be trading;

-     in privately negotiated transactions or otherwise;

-     at fixed prices that may be changed;

-     at market prices prevailing at the time of sale;

-     at prices related to such market prices or at negotiated prices;

- block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

-     purchases by a broker or dealer as principal;

-     an exchange distribution in accordance with the rules of such exchange;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

-     short sales; or

-     a combination of any of the above methods of sale.

      In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholder, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for the selling stockholder, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions that may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

      From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If the selling stockholders engage in such transactions, the price of our common stock may be affected. Under the current equity line agreement between Cripple Creek Securities, LLC and Cygnus, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time the selling stockholders may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares from time to time.

      The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person which may affect the marketability of the shares. The selling stockholder also must comply with the applicable prospectus delivery requirements under the Securities Act of 1933 in connection with the sale or distribution of the shares. The selling stockholders have advised us that they are each a registered broker-dealer under the Securities Exchange Act of 1934.

      We are required to pay certain fees and expenses incident to the registration of the shares. We have also agreed to keep the registration statement, of which this prospectus is a part, effective in order for the selling stockholders to re-sell shares acquired upon exercise of the warrants.

      We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      Selected legal matters with respect to the validity of common stock offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Cygnus and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC as described in the preceding paragraph.

      Information about us is also available at the Nasdaq National Market, where our common stock is listed.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

      THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

      The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 2000;

2. Quarterly Report on Form 10-Q of Cygnus for the fiscal quarter ended March 31, 2001.

3.    Current Reports on Form 8-K dated March 8, 2001 and March 23, 2001;

4. The description of common stock contained in Cygnus' registration statement on Form 8-A; and

5. The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed December 14, 1988.

      YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

      CYGNUS, INC.
      400 PENOBSCOT DRIVE
      REDWOOD CITY, CALIFORNIA 94063
      ATTENTION: CORPORATE COMMUNICATIONS
      TELEPHONE REQUESTS MAY BE DIRECTED TO: (650) 369-4300
      FACSIMILE REQUESTS MAY BE DIRECTED TO: (650) 599-2503